Schneider Electric

RECEIVED
2004 SEP -8 A 11:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

September 2nd, 2004

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

04036724

RE: Schneider Electric S.A.
Submission Pursuant to Rule 12g3-2(b)
File No. 82-3706

PROCESSED
SEP 09 2004
THOMSON FINANCIAL

Dear Sir or Madam:

On behalf of Schneider Electric S.A. (the "Company"), we hereby submit, pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), an English language version and brief description of the following documentation which the Company has made public pursuant to French law, filed with a stock exchange (and which was made public by that stock exchange) or distributed to its securities holders:

- Information published in the BALO:
  - Consolidated turnover for the first semester 2004, BALO n° 97 (no English translation available)
  - Consolidated half-yearly financial statements, BALO n° 97 (see translation (available on Schneider Electric SA's internet website) in Annex 1)
- Press releases:
  - Strong growth in first-half 2004 results - Annex 2
  - Schneider Electric accelerates share buyback program – Annex 3.

Pursuant to Rule 12g3-2(b)(4), these materials are not deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), submission of these materials does not constitute an admission for any purpose that the Company is subject to the Exchange Act.

dlw 9/9

Schneider Electric

RECEIVED
2004 SEP -8 A 11: 37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Please do not hesitate to contact the undersigned (collect) at 33.1.41.29.88.33 if you have any questions in respect of this matter. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,

Secretary of the Board
Mr Philippe BOUGON

Schneider Electric SA

Annex 1

Consolidated Statement of Income

RECEIVED
2004 SEP -8 A 11:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

(in million euros, except per-share amounts)		First-half 2004	First-half 2003	Full year 2003
Sales		**4 984,4**	**8 780,3**	**4 235,9**
Cost of sales		(2 854,5)	(5 063,1)	(2 460,3)
Research and development expenses		(265,1)	(494,0)	(248,0)
Selling, general and administrative expenses		(1 293,3)	(2 215,8)	(1 087,4)
Operating income		**571,5**	**1 007,4**	**440,2**
Financial expense, net	*(note 13)*	(28,2)	(53,1)	(20,9)
Income from continuing operations before tax		**543,3**	**954,3**	**419,3**
Exceptional items	*(note 14)*	(38,1)	(163,9)	(31,4)
Income taxes	*(note 15)*	(159,9)	(127,3)	(105,5)
Net income of fully consolidated companies before amortization of goodwill		**345,3**	**663,1**	**282,4**
Amortization of goodwill	*(note 3)*	(104,0)	(190,7)	(79,3)
Group share in income/(loss) of equity investments	*(note 5.1)*	(2,2)	(18,1)	(3,1)
Net income before minority interests		**239,1**	**454,3**	**200,0**
Minority interests		(12,8)	(21,5)	(10,3)
Net income (attributable to Schneider Electric SA)		**226,3**	**432,8**	**189,7**
Basic earnings per share (in euros)		1,01	1,94	0,85
Diluted earnings per share (in euros)		1,01	1,94	0,84

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Statement of Cash Flows

(in million euros)		First-half 2004	First-half 2003	Full year 2003
I - Cash flows from operating activities :				
Net income (attributable to Schneider Electric SA)		226,3	432,8	189,7
Minority interests		12,8	21,5	10,3
Group share in (income)/loss of equity investments, net of dividends received		2,2	18,1	3,1
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation of property, plant and equipment		145,2	283,5	139,5
Amortization of intangible assets other than goodwill		41,3	60,2	28,5
Amortization of goodwill		104,0	190,7	79,3
Increase/(decrease) in provisions		12,2	44,6	40,7
Change in deferred taxes		9,7	(144,1)	(34,0)
Loss/(gain) on disposals of assets		(9,7)	15,4	1,2
Other		(0,6)	19,3	0,1
Net cash provided by operating activities before changes in operating assets and liabilities		**543,4**	**942,0**	**458,4**
(Increase)/decrease in accounts receivable		(236,5)	(14,8)	(74,8)
(Increase)/decrease in inventories and work in process		(160,3)	(5,3)	(19,3)
Increase/(decrease) in accounts payable		115,5	67,2	(175,8)
Change in other current assets and liabilities		129,7	265,1	171,4
Change in working capital requirement		**(151,7)**	**312,2**	**(98,5)**
Net cash provided by operating activities	**Total I**	**391,7**	**1 254,2**	**359,9**
II - Cash flows from investing activities				
Purchases of property, plant and equipment		(125,7)	(253,2)	(114,3)
Disposals of property, plant and equipment		28,7	48,3	17,2
Purchases of intangible assets		(26,3)	(61,8)	(32,3)
Disposals of intangible assets		0,1	1,3	0,4
Net cash used by investment in operating assets		**(123,2)**	**(265,4)**	**(129,0)**
Financial investments - net		(504,7)	(857,9)	(20,6)
Other long-term investments		(9,3)	(142,2)	(84,0)
Sub-total		**(514,0)**	**(1 000,1)**	**(104,6)**
Net cash used by investing activities	**Total II**	**(637,2)**	**(1 265,5)**	**(233,6)**
III - Cash flows from financing activities				
Issuance of long-term debt		31,0	789,8	6,7
Repayment of long-term debt		(1 211,7)	(73,1)	(132,9)
Sale/(purchase) of Company shares		(95,5)	(112,3)	(101,1)
Increase/(reduction) in other debt		(65,9)	(481,6)	(257,3)
Common stock issued		27,7	101,8	11,4
Dividends paid: Schneider Electric SA		(244,2)	(308,0)	(221,0)
Minority interests		(15,4)	(18,6)	(12,2)
Net cash used by financing activities	**Total III**	**(1 573,9)**	**(102,0)**	**(706,4)**
IV - Net effect of exchange rate and other changes:	**Total IV**	**(11,6)**	**(54,7)**	**(6,5)**
Net increase/(decrease) in cash and cash equivalents: I + II + III + IV		**(1 831,0)**	**(168,0)**	**(586,6)**
Cash and cash equivalents at beginning of period		2 902,4	3 070,4	3 070,4
Increase/(decrease) in cash and cash equivalents		(1 831,0)	(168,0)	(586,6)
Cash and cash equivalents at end of period		**1 071,4**	**2 902,4**	**2 483,8**

The accompanying notes are an integral part of the interim consolidated financial statements.

Schneider Electric SA

Consolidated Balance Sheet

(in million euros)

ASSETS		June 30, 2004	Dec. 31, 2003	June 30, 2003
Intangible assets:				
Goodwill, net	*(note 3)*	3 959,0	3 512,8	3 297,5
Trademarks	*(note 4)*	592,9	40,4	39,8
Other intangible assets, net	*(note 4)*	225,2	230,3	314,6
		4 777,1	3 783,5	3 651,9
Property, plant and equipment - at cost, net	*(note 4)*	1 497,6	1 439,1	1 516,3
Investments:				
Investments accounted for by the equity method	*(note 5.1)*	59,7	60,5	72,0
Investments at cost	*(note 5.2)*	291,3	369,6	158,6
Other investments		294,9	585,4	266,9
		645,9	1 015,5	497,5
Other non-current assets		303,4	315,6	85,9
Total non-current assets		**7 224,0**	**6 553,7**	**5 751,6**
Inventories and work in process		1 392,0	1 124,1	1 155,8
Trade accounts receivable		2 223,3	1 781,3	1 849,7
Other accounts receivable and prepaid expenses		565,9	627,0	853,6
Deferred tax assets		772,2	747,2	617,8
Cash and cash equivalents	*(note 9)*	1 313,3	3 087,5	2 705,5
Total current assets		**6 266,7**	**7 367,1**	**7 182,5**
Total assets		**13 490,7**	**13 920,8**	**12 934,1**

The accompanying notes are an integral part of the interim consolidated financial statements.

Schneider Electric SA

(in million euros)

LIABILITIES AND SHAREHOLDERS' EQUITY		June 30, 2004	Dec. 31, 2003	June 30, 2003
Shareholders' equity				
Capital stock		1 859,9	1 854,7	1 834,0
Retained earnings		5 704,4	5 804,0	5 585,6
Shareholders' equity (attributable to Schneider Electric SA)		**7 564,3**	**7 658,7**	**7 419,6**
Minority interests		**61,4**	**74,9**	**73,7**
Provisions for contingencies and charges				
Provisions for pensions and other post-retirement benefits	*(note 7)*	690,2	672,5	780,0
Other provisions for contingencies	*(note 8)*	159,3	156,7	168,8
Total provisions for contingencies and charges		**849,5**	**829,2**	**948,8**
Long-term debt				
Ordinary and convertible bonds	*(note 9)*	1 200,0	1 200,0	450,0
Perpetual bonds	*(note 9)*	94,2	113,6	131,8
Other long-term debt	*(note 9)*	111,7	121,7	139,2
Total long-term debt		1 405,9	1 435,3	721,0
Other long-term liabilities		92,2	40,5	
Total long-term liabilities		**1 498,1**	**1 475,8**	**721,0**
Current liabilities				
Customer prepayments		81,4	56,2	52,3
Trade accounts payable		1 426,8	1 176,7	1 073,1
Accrued taxes and payroll costs		893,6	663,1	705,0
Deferred tax liabilities		90,8	92,2	30,6
Other payables and accrued liabilities		632,2	641,0	564,8
Short-term debt	*(note 9)*	392,6	1 253,0	1 345,2
Total current liabilities		**3 517,4**	**3 882,2**	**3 771,0**
Total liabilities and shareholders' equity		**13 490,7**	**13 920,8**	**12 934,1**

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Statement of Changes in Shareholders' Equity and Minority Interests

(in millions of euros except shares outstanding)

	Shares outstanding (thousands) (1)	Capital stock	Additional paid-in capital	Retained earnings (2)	Cumulative translation adjustment	Shareholders' equity attributable to SESA	Minority interests
At January 1, 2003	**240 812,9**	**1 926,5**	**4 895,2**	**875,3**	**87,7**	**7 784,7**	**76,2**
Exercise of stock options (3)	1 958,3	15,6	50,8			66,4	
Cancellation of shares (3)	(12 000,0)	(96,0)	(394,2)	490,2		0,0	
Worldwide Employee Stock Purchase Plan (3)	1 071,0	8,6	26,8			35,4	
Appropriation to legal reserve			(192,7)	192,7		0,0	
Dividends (including précompte equalization tax)			(95,1)	(212,8)		(307,9)	(18,6)
Increase in treasury stock				(110,8)		(110,8)	
Translation adjustment					(299,1)	(299,1)	(6,7)
Tax effect on cancellation of treasury stock				54,3		54,3	
Other				2,9		2,9	2,5
2003 net income				432,8		432,8	21,5
At December 31, 2003	**231 842,2**	**1 854,7**	**4 290,8**	**1 724,6**	**(211,4)**	**7 658,7**	**74,9**
Exercise of stock options (3)	646,2	5,2	22,5			27,7	
Dividends (including "précompte" equalization tax)				(334,1)		(334,1)	(15,4)
Equalization tax refund				23,1		23,1	
Change in treasury stock				(95,5)		(95,5)	
Translation adjustment (3)					53,4	53,4	3,1
Revaluation adjustment				6,1		6,1	
Change in scope of consolidation and other				(1,4)		(1,4)	(14,0)
First-half 2004 net income				226,3		226,3	12,8
At June 30, 2004	**232 488,4**	**1 859,9**	**4 313,3**	**1 549,1**	**(158,0)**	**7 564,3**	**61,4**

(1) Before elimination of treasury stock
(2) Including €372 million worth of Schneider Electric SA shares canceled as of June 30, 2004
(3) See Note 6 - Shareholders' equity.

The accompanying notes are an integral part of the interim consolidated financial statements.

NOTES TO THE HALF-YEAR 2004
CONSOLIDATED FINANCIAL STATEMENTS

All amounts in million euros unless otherwise indicated.

1. Accounting principles and valuation methods

The half-year consolidated financial statements of Schneider Electric SA and its subsidiaries have been prepared in accordance with French generally accepted accounting principles.

They have been prepared using the same accounting principles and methods as for the full-year consolidated financial statements, as described in the 2003 annual report, taking into account specific principles and methods for half-year accounts, as detailed below.

Seasonal variations

Seasonal variations can affect the level of sales from one quarter to another. For this reason, the half-year financial results are not necessarily indicative of the Group's expected full-year performance.

Income taxes

For the half-year statements, current and deferred taxes are calculated by applying the estimated average effective tax rate for the current fiscal year to each member company's net income for the period.

2. Significant transactions during the period

2.1 Changes in the scope of consolidation

The main changes in the scope of consolidation at June 30, 2004 may be summarized as follows:

Acquisitions

On February 6, 2004, the Group acquired 48.1% of the outstanding shares of MGE-UPS Systems, raising its interest in the affiliate to 84.2%.

Until December 31, 2003, MGE-UPS was accounted for by the equity method, based on financial statements for the twelve months to September 30. Since January 1, 2004, MGE has been fully consolidated, while its accounting report has been aligned with the Group's, at December 31. The financial statements at June 30, 2004 therefore include MGE-UPS's fourth-quarter 2003 income accounted for by the equity method and its first-half 2004 results, which have been fully consolidated.

Newly consolidated companies

In light of the partner's predominant role in managing the Group during the first year, the Clipsal Asia Holdings Limited joint venture, created in December 2003 with the Singapore group CIH Ltd, has been accounted for by the equity method since January 1, 2004.

Clipsal's wholly-owned subsidiaries, in charge of Ultra Terminal business purchased from Gerard Industry in December 2003, located in Australia, New Zealand, India and South Africa have been fully consolidated since January 1, 2004.

2.2 Impact of significant acquisitions on first-half 2004 results

The impact of the acquisition of MGE-UPS Systems, Clipsal and TAC (consolidated as of September 1, 2003) on the half-year 2004 income statement is as follows:

Pro forma data, excluding TAC. Clipsal and MGE-UPS Systems

	June 30, 2004	**June 30, 2004**	**June 30, 2003**
	Reported	Pro forma	Reported
Sales	4,984.4	4,428.7	4,235.9
Operating income	571.5	505.2	440.2
Operating margin	11.5%	11.4%	10.4%
Net income before amortization of goodwill	**330.3**	**294.1**	**269.0**
Amortization of goodwill	(104.0)	(81.1)	(79.3)
Net income	**226.3**	**213.0**	**189.7**

2.3 Acquisition of investments at cost

On May 27, 2004, Schneider Electric acquired California-based Kavlico Corporation, a major player in the sensing technology market with sales of $156 million and an operating margin of 10.6% in the fiscal year ending August 31, 2004. It will be consolidated as from July 1, 2004.

3. Goodwill

3.1 Main goodwill

					June 30, 2004	Dec. 31, 2003
	Amortization period	Year acquired	Cost	Amortization	Net	Net
Square D Company	40 years	1991	1,648.4	537.0	1,111.4	1,089.7
Groupe Lexel						
LK AS	40 years	1999	250.1	34.4	215.6	218.4
AB WIBE	40 years	1999	116.5	16.0	100.5	102.6
Elka AS	40 years	1999	100.7	13.9	86.8	88.3
LE OY Prod	40 years	1999	81.8	11.3	70.6	71.6
Elda SE	40 years	1999	53.8	7.4	46.4	45.3
Thorsman & Co	40 years	1999	53.6	7.4	46.2	47.2
Eljo AB	40 years	1999	44.8	6.2	38.6	39.4
Others (less than €40 million)	40 years	1999	291.2	47.3	243.9	247.3
			992.4	143.8	848.5	860.2
Telemecanique	40 years	1988	802.0	349.5	452.6	462.6
MGE-UPS Systems	20 years	2000 to 2004	378.1	24.8	353.3	7.7
TAC Group	20 years	2003	319.2	14.8	304.4	396.0
Crouzet Automatismes	20 years	2000	206.1	48.7	157.5	162.4
Clipsal	20 years	2004	175.3	5.1	170.2	0.0
Positec	20 years	2000	168.7	65.7	102.9	106.0
Merlin Gerin	30 years	1992	160.7	76.2	84.6	87.2
Digital Electronics	10 years	2002	97.9	15.0	82.9	85.6
Federal Pioneer Ltd	40 years	1990	80.1	30.6	49.5	50.7
Mita Holding Ltd	20 years	1999	52.9	12.5	40.4	40.9
Infra +	10 years	2000 to 2004	50.6	8.9	41.7	14.2
PDL	20 years	2001	37.9	5.8	32.1	33.3
Others*	5-20 years		400.2	273.1	127.1	116.3
TOTAL			**5,570.5**	**1,611.5**	**3,959.0**	**3,512.8**

*Approximately 55 companies.

Lexel Group companies

As part of the process of integrating the Lexel subsidiaries into the Schneider Electric organization, the related goodwill, in a net amount of €860.2 million at January 1, 2004, has been allocated among these units, the most significant of which are presented in the table above. The remaining goodwill, totaling €247.3 million at December 31, 2003, was allocated to around 25 other Lexel Group companies in amounts of less than €40 million per Group.

3.2 Movements of the period

The main movements between December 31, 2003 and June 30, 2004 are summarized in the following table :

	2004	2003
Net goodwill at January 1st	**3,512.8**	**3,371.9**
Acquisitions	604.0	127.4
Disposals	(6.3)	0.0
Reclassifications	(91.5)	0.0
Amortization for the year	(104.0)	(79.1)
Impact of exchange rate fluctuations	44.0	(122.7)
Net goodwill at June 30	**3,959.0**	**3,297.5**

Acquisitions primarily included Clipsal, MGE-UPS and Infra+. The only disposal concerned the VA Tech Schneider High Voltage GmbH joint venture.

Goodwill recognized on the first-time consolidation of TAC was reduced by €91.5 million following reclassification of the TAC trademark in the same amount.

The main exchange rate fluctuations are due to goodwill related to Square D (in US dollars), Clipsal (in Australian dollars) and TAC Americas (in US dollars).

3.3 Acquisitions

Clipsal goodwill

Clipsal was consolidated for the first time as of January 1, 2004. The related goodwill has been calculated on the basis of the financial statements at that date.

Clipsal's core business was valued at €444 million, of which €259 million in assumed debt.

The Non Core Business activities have been valued at €146 million and disposed for the same amount without impact on the Group consolidated financial statements.

Clipsal's shares are consequently valued at €334 million including acquisition costs. After fair value adjustments to the acquired assets and liabilities, including trademarks, Clipsal's net assets were valued at €151 million.

Goodwill arising on the first-time consolidation of Clipsal was determined as follows:

	In million Australian dollars	*In million euros**
Acquisition price	**561.0**	**333.9**
Fair value of the assets and liabilities acquired		
Net assets acquired at January 1, 2004	104.0	61.9
Fair value adjustments to assets and liabilities acquired	(105.8)	(63.0)
Trademarks	255.0	151.8
Fair value of net assets at January 1, 2004	**253.2**	**150.7**
Goodwill	**307.8**	**183.2**

*On the basis of the exchange rate on January 1, 2004 : AUD 1.00 = €0.5952

Infra+ goodwill

Goodwill arising on the acquisition of additional shares in Infra+, raising the Group's stake to 100% from 38.1%, totalled a gross €29.3 million, as calculated on the basis of the financial statements at January 1, 2004.

MGE-UPS goodwill

MGE-UPS has been fully consolidated since January 1, 2004. The related goodwill has been calculated as follows:

Acquisition price, net of transaction expense	260.0
Value of shares previously held	79.9
Total value of shares	**339.9**
Fair value of the assets and liabilities acquired (Group share)	
Net assets acquired at January 1, 2004	124.7
Cancellation of previous goodwill	(423.7)
Fair value adjustments to the assets and liabilities acquired	8.1
Trademark	252.7
Fair value of net assets at January 1, 2004	**(38.2)**
Goodwill	**378.1**

In line with accounting standards concerning the acquisition by step, the additional goodwill was recognized as follows :

- The acquired assets and liabilities were restated at fair value, leading to total adjustments of €16.8 million, included group share of €8.1 million. The €6 million revaluation difference corresponding to the previously held interest was directly recorded in consolidated reserves
- 100% of the MGE trademark was recognized in an amount of €300 million (included group share of €252.7 million)

- A total goodwill was booked in an amount of €378.1 million including :
  - €80.1 million corresponds to the historic 36% owned and carried on the MGE balance sheet;
  - €7.7 million corresponds to the 3.83% interest acquired in 2003;
  - €290.3 million corresponds to the purchase of 48.1% percent in 2004

The acquisition price reflects i) a deferred consideration of €24.2 million, discounted to present value, and ii) an earn-out payment currently estimated at €24 million, whose final amount will be based on MGE's earnings at September 30, 2005.

The Group has until December 31, 2004 to finalize this allocation, particularly in regard to the value of intangible assets.

In addition, the Group has agreed to purchase the 15.8% of outstanding shares held by minority interests, for a price, based on MGE earnings at September 30, 2005, that is currently estimated at an aggregate €79 million.

4. Property, plant and equipment and intangible assets

Changes in these items, including leased assets, between December 31, 2003 and June 30, 2004 can be analyzed as follows:

	Trademarks	Other intangible assets	Property, plant and equipment	Total
Dec. 31, 2003	**40.4**	**230.3**	**1,439.1**	**1,709.8**
Acquisitions	0.2	26.1	125.7	152.0
Disposals		(0.3)	(18.6)	(18.9)
Depreciation and amortization	(0.5)	(40.8)	(145.2)	(186.5)
Translation adjustment	(5.4)	2.0	17.0	13.6
Changes in scope and other (1)	558.2	7.9	79.6	645.7
June 30, 2004	**592.9**	**225.2**	**1,497.6**	**2,315.7**

(1) Of which trademarks recognized during the period in the amount of €300 million for MGE-UPS, €151.8 million for Clipsal and €91.5 million for TAC.

5. Equity investments and investments at cost

5.1 Equity investments

Equity investments can be analyzed as follows:

	% interest		**Share in net assets**		**Share in net income (loss)**	
	June 30, 2004	**Dec. 31, 2003**	**June 30, 2004**	**Dec. 31, 2003**	**June 30, 2004**	**Dec. 31, 2003**
MGE Finances (1)	-	36.1%	-	35.5	(0.9)	(5.0)
VA Tech Schneider HV GmbH (2)	-	40.0%	-	16.9	(0.8)	(13.1)
Delta Dore Finance	20.0%	20.0%	10.4	10.1	0.3	1.0
Entivity	31.2%	31.2%	0.3	0.8	(0.5)	(0.7)
Clipsal Asia Holdings (1)	50.0%	-	48.8	-	(0.0)	
ELAU Administration GmbH	49.05%	-	5.1	-	0.1	
Other	N/A	N/A	(4.9)	(2.8)	(0.4)	(0.3)
Total			**59.7**	**60.5**	**(2.2)**	**(18.1)**

(1) See note 2.1, changes in scope of consolidation and note 3.

(2) On June 30, 2004, the Group sold its interest in the VA Tech Schneider High Voltage GmbH joint venture to VA Tech T&D GmbH & Co KEG. The Group has set aside provisions covering 50% of the costs related to litigation underway on certain contracts, as stipulated in the sale agreement. Deconsolidation of the joint venture did not have any impact on consolidated net income for first-half 2004.

Related party transactions primarily concerned companies accounted for by the equity method and were not material at June 30, 2004.

5.2 Investments at cost

	June 30, 2004			Dec. 31, 2003
	Cost	Allowances	Net	Net
I – Listed companies				
Finaxa	68.9	-	68.9	65.8
Gold Peak Industries Holding Ltd	10.6	-	10.6	10.6
Other	22.1	4.6	17.5	14.2
Total listed investments	101.6	4.6	97.0	90.6
II – Unlisted companies				
Clipsal Australia Holdings Pty Ltd (1)	-	-	-	184.5
Clipsal Asia Holdings Limited (1)	-	-	-	48.6
Kavlico Corporation (2)	161.7	-	161.7	-
E Business @ Schneider Electric (3)	20.7	20.7	-	-
Comipar	16.4	16.4	-	-
SIAP	8.1	-	8.1	8.1
Paramer	7.3	1.8	5.5	5.5
Simak	5.5	1.0	4.5	4.5
Senside (1)	-	-	-	4.5
Other (4)	35.4	20.9	14.5	23.3
Total unlisted investments	255.1	60.8	194.3	279.0
Total investments at cost	**356.7**	**65.4**	**291.3**	**369.6**

(1) Investments consolidated as from January 1, 2004

(2) See note 2.3, "Acquisitions of investments at cost"

(3) Investment no longer consolidated as from January 1, 2004

(4) Unit cost less that €5 million

6. Shareholders' equity

6.1 Translation adjustment

Changes in exchange rates increased shareholders' equity attributable to Schneider Electric by an aggregate €53.4 million, primarily due to the following currencies:

	Attributable to Schneider Electric SA June 30, 2004	Attributable to Schneider Electric SA Dec. 31, 2003
US dollar	35.3	(256.5)
Japanese yen	(0.3)	2.0
Danish krona	(0.9)	(6.5)
Chinese yuan	11.2	(10.3)
British pound	8.6	(9.0)
Swedish krona	(1.2)	5.1
Others	0.7	(23.9)
Total	**53.4**	**(299.1)**

6.2 Stock option plans

In first-half 2004, 646,160 new Schneider Electric SA shares were created on the exercise of currently vested stock options.

On May 26,2004, the Board of Directors set up stock option plans n°23 and n°24 :

- Plan n°23, *granting to the prizewinners of the "New 2004" trophy, 107 000 options to purchase new* shares of Company stock at a price of €56.09, exercisable between October 1, 2004 and May 5, 2012.
- Plan n°24, granting 2 060 700 options to purchase new or existing shares of Company stock at a price of €56.09, in principle exercisable between May 6, 2008 and May 5, 2012. Their exercise is subjected to the condition to be an employee or corporate officer of the Group and for the second half, to the achievement on annual objectives, based on an operating margin rate

7. Provisions for pensions and other post-retirement benefits

Changes in the value of assets and liabilities related to pension and other post-retirement benefit plans and assets allocated to funding these obligations were as follows :

	Pensions		Other benefits	
	June 30, 2004	**Dec. 31, 2003**	**June 30, 2004**	**Dec. 31, 2003**
Other long-term assets	303.4	315.6	-	-
Provisions for pensions and other post-retirement benefits	(404.9)	(407.5)	(285.4)	(265.0)
Net liabilities in the balance sheet	**(101.5)**	**(91.9)**	**(285.4)**	**(265.0)**

The periodic pension cost charged against first-half 2004 operating income and the funded status of the obligation may be analyzed as follows:

	Pensions		Other benefits	
	June 30, 2004	**Dec. 31,**	**June 30,**	**Dec. 31, 2003**
Service cost during the period	(26.7)	(46.9)	(4.9)	(6.8)
Interest cost (impact of discounting)	(42.0)	(89.1)	(14.5)	(39.6)
Expected return on plan assets	40.7	87.6	-	-
Amortization of prior service cost during the period	(1.8)	(1.4)	3.4	8.3
Amortization of initial obligation during the period	(0.3)	(3.1)	(0.1)	-
Recognized net actuarial (loss) gain	(12.0)	(24.9)	(6.4)	(13.3)
Curtailments and settlements	-	-	-	-
Periodic pension cost	**(42.1)**	**(77.8)**	**(22.5)**	**(51.4)**

Assumptions used to calculate pension obligations and costs are reviewed every year for the largest plans and at periodic intervals for the other plans. Any adjustments are generally made at year-end.

8. Reserves for contingencies

	Dec. 31, 2003	Additions	Releases (unused)	Releases (used)	Change in scope	Translation adjustment	June 30, 2004
Economic risks	33.9					(0.7)	33.2
Customer risks	59.0			(2.4)		2.2	58.8
Technical risks	12.5	6.2		(3.5)		(0.3)	14.9
Other risks	51.3	6.5		(5.5)		0.1	52.4
Total	**156.7**	**12.7**	**-**	**(11.4)**	**-**	**1.3**	**159.3**
Impact on							
Operating income		6.3		(6.4)			(0,1)
Financial expense, net							
Exceptional items		6.4		(5.0)			1,4

Reserves are recorded for identified contingencies on either a case-by-case basis or a statistical basis.

9. Debt and cash

	June 30, 2004	Dec. 31, 2003
Convertible and ordinary bonds	(1,200.0)	(2,151.0)
Perpetual bonds	(94.2)	(113.6)
Bank borrowings	(142.3)	(159.1)
Obligations under capital leases	(19.1)	(10.4)
Employee profit-sharing	(9.0)	(9.9)
Less current portion	58.7	1,008.7
Long-term debt	(1,405.9)	(1,435.3)
Commercial paper	(60,0)	(60.2)
Accrued interest	(39.6)	(37.0)
Other	(81.9)	(53.8)
Bank overdrafts	(152.4)	(93.3)
Current portion of long-term debt	(58.7)	(1,008.7)
Short-term debt	(392.6)	(1,253.0)
Cash	494.6	525.8
Marketable securities	729.3	2,471.1
Treasury shares	89.6	90.6
Cash and cash equivalents	1,313.3	3,087.5
Net cash (debt)	**(485.0)**	**399.2**

Marketable securities consist primarily of highly liquid mutual funds. Short-term investments in bonds are stated including accrued interest. Marketable securities are stated at the lower of cost and market.

10 Commitments

10.1 Commitments given and received

	June 30, 2004	Dec. 31, 2003
Contract counterguarantees (1)	178.0	175.0
Mortgages and collateral (2)	25.3	28.2
Guarantees	3.4	1.6
Other commitments given (3)	239.7	226.9
Commitments given	**446.4**	**431.7**
Guarantees	28.1	29.9
Commitments received	**28.1**	**29.9**

(1) On certain contracts, customers require a guarantee from a bank that the contract will be fully executed by the Group. For these contracts, the Group gives a counterguarantee to the bank. If a claim occurs, the risk linked to the commitment is assessed and a reserve for contingencies is recorded when the risk is considered probable and can be reasonably estimated.

(2) Certain loans are secured by property, plant and equipment and securities lodged as collateral.

(3) Other commitments given primarily comprise letters of credit issued by Square D, as well as guarantees to certain lessors that rental payments will be made until the end of the lease.

10.2 Purchase commitments

Commitments to purchase shares correspond to contractual undertakings given by the Group to buy out the minority shareholders of consolidated companies, or relate to earn-out payments.

At June 30, 2004, firm commitments amounted to €103 million and put and call options amounted to €141 million.

10.3 Contingent liabilities

Management generally considers that all known contingencies related to litigation involving the Group are adequately covered by reserves carried in the balance sheet and that the outcome of these claims should not materially affect the Group's financial position or results.

The loan agreements related to the Group's long-term debt do not contain any rating triggers, but some agreements include covenants requiring the Group to comply with certain financial ratios. As of June 30, 2004, the Group was in compliance with all of these covenants.

11. Financial instruments

11.1 Nominal value of off-balance sheet financial instruments and unrealized gains and losses

	June 30, 2004		Dec. 31, 2003	
	Nominal value	Unrealized gains (losses)	Nominal value	Unrealized gains (losses)
Perpetual bond rate swap	440.0	(69.9)	443.5	(83.1)
Other swaps, caps and collars	920.6	(4.6)	916.9	(5.0)
Forward purchases and sales of foreign currencies	1,840.0	13.6	2,076.0	63.9
Currency options and other hedges	20.2	(0.2)	161.0	9.1
Metal price futures and options	59.4	(0.8)	39.2	(9.0)
Total off balance sheet	**3,280.2**	**(61.9)**	**3,636.6**	**24.1**

11.2 Book value and market value of on-balance sheet financial instruments

	June 30, 2004	
	Book value	Market value
Investments at cost	291.3	345.5
Cash and cash equivalents	729.3	740.7
Other financial assets	294.9	294.9
Bonds	(1,200)	(1,236.1)
Syndicated loan (Lexel)	(11.6)	(14.8)
Perpetual Bonds	(94.2)	(94.2)
Other borrowings	(492.7)	(492.7)
Derivative instruments on balance sheet	**(483.0)**	**(456.7)**

The fair value of swaps is estimated either internally, by discounting the future differential cash flows at current market interest rate, or by third party banks.

For other derivative instruments, fair value has been obtained from third-party banks.

12. Segment information

Net sales In € millions	First-half 2004	First-half 2003
Europe	2,448.3	2,346.6
North America	1,020.6	1,059.3
Asia Pacific	791.1	574.6
Rest of the world	305.7	255.3
Growth Platform	418.6	-
Total	4,984.3	4,235.9
Operating margin in %	**First-half 2004**	**First-half 2003**
Europe	12.2	10.8
North America	12.2	9.8
Asia Pacific	8.9	9.4
Rest of the world	11.6	11.3
Growth Platform	9.9	-
Average operating margin	11.5	10.4

13. Financial income (expense) - net

Interest income and expense consist solely of income and expense relating to financial assets (including cash and short-term investments) and debt.

	First-half 2004	First-half 2003
Interest income	16.8	23.5
Interest expense	(62.1)	(55.3)
Net gains on the sale of marketable securities	18.3	24.8
Net cost of debt	(27.0)	(7.0)
Exchange gains (losses) - net	0.2	(3.9)
Dividend income	3.9	3.7
Allowances on marketable securities and equity investments	1.1	(5.5)
Other financial expense	(6.4)	(8.2)
Total	(28.2)	(20.9)

14. Exceptional items

Exceptional items primarily comprise restructuring costs, which include severance costs and write-offs of scrapped assets and inventories. Reserves for restructuring are booked under accrued liabilities in the balance sheet.

	First-half 2004	First-half 2003
Restructuring costs	(39.6)	(20.4)
Other	1.5	(11.0)

Total	**(38.1)**	**(31.4)**

15. Income taxes

15.1 Analysis of tax expense

Wherever possible, Group entities file consolidated tax returns. Schneider Electric SA files a consolidated tax return with its French subsidiaries held directly or indirectly through Schneider Electric Industries SAS.

Analysis of tax (expense) benefit	First-half 2004	First-half 2003
Current taxes		
- France	(13.4)	95.7*
- International	(136.8)	(131.8)
Total	(150.2)	(36.1)
Deferred taxes		
- France	(30.5)	(124.8)*
- International	20.8	55.4
Total	(9.7)	(69.4)
Tax (expense) benefit	(159.9)	(105.5)

* On the first half 2003, taxes losses have been carried back for an amount of €103 million and reclassified as a consequence from deferred taxes to current taxes.

15.2 Reconciliation of theoretical and effective tax rates

	First-half 2004	First-half 2003
Net income attributable to the Group	226.3	189.7
Tax (expense) benefit	(159.9)	(105.5)
Amortization of goodwill	(104.0)	(79.3)
Minority interests	(12.8)	(10.3)
Net income of companies accounted for by the equity method	(2.2)	(3.1)
Income before tax and amortization of goodwill	505.2	387.9
Theoretical tax rate	**35.43%**	**35.43%**
Income tax calculated at the theoretical rate (35.43%)	(179.0)	(137.4)
Reconciling items:		
Difference between French and foreign tax rates	21.7	17.7
Tax credits and other tax reductions	13.8	14.2
Unrecognized tax losses arising in current year	(1.9)	(1.6)
Use of unrecognized tax loss carryforwards	1.4	2.4
Additional taxes	(8.3)	(7.2)
Other permanent differences	(7.6)	6.4
Actual net tax (expense) benefit	(159.9)	(105.5)
Effective tax rate	**31.7%**	**27.2%**

16. Subsequent events

- On July 13, 2004, Schneider Electric acquired Andover Controls Corporation, a Massachusetts-based Company that is a highly successful player in building automation and security, with 2003 sales of $169 million and an operating margin of 16.7%.

  The Group paid $403 million in cash to acquire 100% of Andover Controls' shares, representing an enterprise value of $335 million and including a US tax benefit of a section 338(h)(10) election for $68 million.

- On July 27, 2004, according the employee stock purchase plan decided by the Board of Directors on Mai 6, 2004, Schneider Electric has increased its capital by creating 705 847 shares.

Annex 2

Schneider Electric

Financial Information

Strong Growth in First-Half 2004 Results
Sales: +18%
Operating Income: +30%
Net Income Before Goodwill Amortization: +23%

- **Strong organic growth in sales: +8.6%**
- **Significant contribution from acquisitions**
- **Clear improvement in operating margin: +1.1pt**
- **High free cash flow(i) thanks to disciplined control over capital employed**
- **2004 outlook revised upwards**

Rueil Malmaison – July 29, 2004 – The Board of Directors, chaired by Henri Lachmann, met on July 28, 2004 to examine the first half financial statements ended June 30, 2004.

(€ millions)	First-Half 2004	First-Half 2003	Change
Sales	4,984	4,236	+18%
Gross margin (in % of sales)	*42.7%*	*41.9%*	*+0.8 pt*
Operating income	571	440	+30%
Operating margin (in % of sales)	*11.5%*	*10.4%*	*+1.1 pt*
Net income before goodwill amortization	330	269	+23%
Net income after goodwill amortization	226	190	+19%
Operating cash flow	543	458	+19%

"Schneider Electric enjoyed record sales growth in the first-half," commented Mr. Lachmann, Chairman and Chief Executive Officer of Schneider Electric, *"led by a rebound in business in mature countries, which was amplified by our growth initiatives, by a remarkable performance in all emerging countries and by the contribution from our acquisitions. Combined with the sustained implementation of our productivity plans, this growth has driven a sharp improvement in earnings. Thanks to its excellent fundamentals, Schneider Electric has strong capacity to grow and create wealth for its shareholders."*

(i) Free cash flow = operating cash flow - net capital expenditure +/- change in working capital

Merlin Gerin
Square D
Telemecanique

Financial Communication:
Schneider Electric
Alexandre Brunet
Tel. +33 (0)1 41 29 70 71
Fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR000012197-SU

Press Contact:
Schneider Electric
Véronique Moine
Tel. +33 (0)1 41 29 70 76
Fax +33 (0)1 41 29 71 95

Press Contact:
DGM
Michel Calzaroni
Olivier Labesse
Tel. +33 (0)1 40 70 11 89
Fax +33 (0)1 40 70 90 46

I. SHARP REBOUND IN BUSINESS IN NORTH AMERICA AND WESTERN EUROPE REMARKABLE PERFORMANCE IN EMERGING COUNTRIES

Schneider Electric's **sales** for the **first-half of 2004** amounted to **€4,984 million**, a record increase of **+17.7%** over first-half 2003 at current structure and exchange rates.

Acquisitions – MGE UPS Systems, TAC and Clipsal – contributed a significant €556 million to first-half 2004 sales (+13.1%). Unfavorable currency effects remained strong at €171 million (-4.0%).

At constant structure and exchange rates, half-year sales were up a strong **+8.6%** in first-half 2004, led by a recovery in business in mature countries and a remarkable growth in emerging countries.

Sales change by Operating Division was as follows:

(€ millions)	Sales 1st Half 2004	% change 1st Half constant	Sales 2nd Quarter 2004	% change 2nd Quarter constant
Europe	2,448	+5.2%	1,257	+6.7%
North America	1,021	+6.4%	546	+7.5%
Asia – Pacific	791	+20.4%	429	+20.2%
Rest of the World	306	+19.8%	161	+21.4%
Growth Platforms	418	-	219	-
Total	**4,984**	**+8.6%**	**2,612**	**+10.1%**

In the **second-quarter 2004**, sales amounted to **€2,612 million**, a **+10.1%** gain at constant structure and exchange rates, that partially reflected low prior-year comparatives.

Growth is gathering momentum in Europe, thanks to an emerging recovery in demand and the impact of the growth initiatives, notably in the Ultra Terminal and Services businesses. Sales were up by around +5% in France, Spain and the United Kingdom. They rose more quickly in Italy as a result of market share gains. Growth remained strong in Eastern Europe, at nearly +20%.

Sales are still trending upwards in North America. As business recovers, growth is being driven by initiatives designed to gain market share, in particular in large metro areas and on small electrical projects.

Sales growth remained strong in the Asia-Pacific and Rest of the World divisions, with expansion exceeding +20% in almost every area. Schneider Electric amply outperformed its markets thanks to the effectiveness of its business model, the quality of its offering and the strength of its local operations.

Sales by the Growth Platforms division, formed by the acquisitions of TAC in building automation and MGE UPS Systems in secured power, rose by around +12% like-for-like, demonstrating the strong potential of these businesses.

Merlin Gerin
Square D
Telemecanique

Financial Communication:
Schneider Electric
Alexandre Brunet
Tel. +33 (0)1 41 29 70 71
Fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR000012197-SU

Press Contact:
Schneider Electric
Véronique Moine
Tel. +33 (0)1 41 29 70 76
Fax +33 (0)1 41 29 71 95

Press Contact:
DGM
Michel Calzaroni
Olivier Labesse
Tel. +33 (0)1 40 70 11 89
Fax +33 (0)1 40 70 90 46

Schneider Electric

Financial Information *(p. 3)*

II. STRONG GROWTH IN OPERATING INCOME LED BY A CLEAR IMPROVEMENT IN OPERATING MARGIN

Operating income surged **+30%** to **€571 million** in **first-half 2004**, despite still significant unfavorable currency effects which had a **€51 million** impact. Acquisitions added **€64 million**, with margins in line with the Group's.

Excluding the effects of changes in perimeter and exchange rates, operating income grew a high **+27%**, as the benefits of a strong **+9%** organic growth were amplified by a clear **1.1-point** improvement in **operating margin**.

Gross margin widened to **42.7%** in first-half 2004 from 41.9% in first-half 2003, gaining **nearly 1 point** in line with the target. Schneider Electric generated €78 million in net productivity gains during the first-half, thanks to the productivity plans implemented as part of the NEW2004 program.

The target of achieving a 5% gain in purchasing productivity was met. The Lean Manufacturing plan has been deployed at 108 production units since launch. Positive hedging effect has so far limited the impact of higher raw materials prices.

Support functions continued to be optimized during the first half. The adjustment plans of structures in France were finalized and will be fully effective in 2005. Marketing investments have been stepped up in growing countries.

The **currency effects** reduced operating margin by **-0.6 points**. At **constant exchange rates**, half-year operating margin would have reached **12.1%** or a **1.7-point improvement** compared to first-half 2003.

III. SIGNIFICANT INCREASE IN NET INCOME AND CASH FLOW

After income tax higher than in the prior-year period due to certain non-recurring items, **net income** before goodwill amortization rose **+23%** to **€330 million** in first half 2004.

Earnings per share before goodwill amortization increased a significant **+23%** to **€1.47**. After goodwill amortization, earnings per share was up **+19%** to **€1.01**.

After having bought back 1.8 million shares in first-half 2004, the Group intends to continue buying back shares and cancel them.

Schneider Electric continued to generate high **operating cash flow**: it amounted to **€543 million**, or **10.9%** of sales, in first-half 2004.

Thanks to disciplined control over capital employed, **free cash flow** increased **+16%** in first-half 2004, to **€269 million**. Despite the strong growth in business, a slight reduction in capital expenditure and a moderate increase in working capital held free cash flow stable as a percentage of sales, at **5.4%**.

Financial Communication:
Schneider Electric
Alexandre Brunet

Tel. +33 (0)1 41 29 70 71
Fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972 SU

Press Contact:
Schneider Electric
Véronique Moine

Tel. +33 (0)1 41 29 70 76
Fax +33 (0)1 41 29 71 95

Press Contact:
DGM
Michel Calzaroni
Olivier Labesse
Tel. +33 (0)1 40 70 11 89
Fax +33 (0)1 40 70 90 46

Financial Information (p. 4)

IV. OUTLOOK FOR 2004

Schneider Electric has the ability to fully leverage its markets' growth potential, thanks to:

- The deployment of growth plans targeted by market segments and distribution channels in North America and Western Europe,
- Sustained expansion and forefront positions in emerging countries,
- The gradual broadening of its positions in the residential market,
- The implementation of dedicated solutions in response to growing customer needs in the area of the environment and energy management,
- The development of value-added services enabling customers to optimize the management and performance of their installations.

As part of its aggressive growth strategy, combining innovation and differentiation, Schneider Electric continues to focus on organic growth, while assertively expanding in strategically-related high potential businesses through high quality acquisitions.

In light of the current recovery in its markets and its strong growth capacity, Schneider Electric revises its full-year outlook upwards. Based on an exchange rate of $1.25/€, the Group anticipates for 2004:

- A growth in **sales** of more than **15%,**

- An increase in **operating income** of more than **25%**
  i.e. a 1-point improvement in operating margin.

****

Third quarter sales for 2004 will be released on October 21, 2004.

<u>Schneider Electric: Giving the best of the New Electric World to everyone, everywhere, at any time</u>

Schneider Electric is the world's power and control specialist. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric manufactures and markets a comprehensive range of products and services for the residential, buildings, industry, and energy and infrastructure markets. Schneider Electric has 83,000 employees worldwide, operations in 130 countries and recorded sales of €8.8 billion in 2003 through 13,000 sales outlets.

Merlin Gerin
Square D
Telemecanique

Financial Communication:
Schneider Electric
Alexandre Brunet

Tel. +33 (0)1 41 29 70 71
Fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972-SU

Press Contact:
Schneider Electric
Véronique Moine

Tel. +33 (0)1 41 29 70 76
Fax +33 (0)1 41 29 71 95

Press Contact:
DGM
Michel Calzaroni
Olivier Labesse
Tel. +33 (0)1 40 70 11 89
Fax +33 (0)1 40 70 90 46

Financial Information (p. 5)

Appendix

Second-Quarter 2004 sales by Operating Division were as follows:

In million euros	Q2 2004 sales	% Change (constant) Quarter	Changes in structure	Currency effect	% Change (current) Quarter
Europe	1,257	+6.7%	-0.1%	-	+6.6%
Amérique du Nord	546	+7.5%	+0.1%	-6.6%	+1.0%
Asie – Pacifique	429	+20.2%	+21.5%	-2.6%	+39.1%
Reste du monde (i)	161	+21.4%	+5.1%	-3.5%	+23.0%
Spécialistes (ii)	219	-	-	-	-
Total	**2,612**	**+10.1%**	**+13.5%**	**-2.6%**	**+21.0%**

First-Half 2004 cumulated sales by Operating Division were as follows:

In million euros	H1 2004 sales	% Change (constant) Half Year	Changes in structure	Currency effect	% Change (current) Half Year
Europe	2,448	+5.2%	-0.2%	-0.7%	+4.3%
Amérique du Nord	1,021	+6.4%	+0.2%	-10.3%	-3.7%
Asie – Pacifique	791	+20.4%	+22.2%	-4.9%	+37.7%
Reste du monde	306	+19.8%	+5.2%	-5.3%	+19.7%
Spécialistes	418	-	-	-	-
Total	**4,984**	**+8.6%**	**+13.1%**	**-4.0%**	**+17.7%**

Financial Communication:
Schneider Electric
Alexandre Brunet
Tel. +33 (0)1 41 29 70 71
Fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR000012197-SU

Press Contact:
Schneider Electric
Véronique Moine
Tel. +33 (0)1 41 29 70 76
Fax +33 (0)1 41 29 71 95

Press Contact:
DGM
Michel Calzaroni
Olivier Labesse
Tel. +33 (0)1 40 70 11 89
Fax +33 (0)1 40 70 90 46

Annex 3

Schneider Electric

Press release

Schneider Electric accelerates share buyback program

Rueil Malmaison, September 1st, 2004 – After buying back 1.8 million of its own shares in first-half 2004, Schneider Electric SA has purchased an additional 2.4 million shares of Company stock since July 29th, 2004.

These buybacks, which were carried out under the authorizations given by the Annual Shareholders' Meeting, are designed to adjust the Company's shareholders' equity.

****

Schneider Electric:
Giving the best of the New Electric World to everyone, everywhere, at any time

Schneider Electric is the world's power and control specialist. Through its world-class brands, Merlin Gerin, Square D and Telemecanique, Schneider Electric manufactures and markets a comprehensive range of products and services for the residential, buildings, industry, and energy and infrastructure markets. Schneider Electric has 83,000 employees worldwide, operations in 130 countries and recorded sales of €8.8 billion in 2003 through 13,000 sales outlets.

Financial Communication:
Schneider Electric
Alexandre Brunet

Tel. +33 (0)1 41 29 70 71
Fax +33 (0)1 41 29 71 42
www.schneider-electric.com
ISIN: FR0000121972-SU

Press Contact:
Schneider Electric
Véronique Moine

Tel. +33 (0)1 41 29 70 76
Fax +33 (0)1 41 29 71 95

Press Contact:
DGM
Michel Calzaroni
Olivier Labesse
Tel. +33 (0)1 40 70 11 89
Fax +33 (0)1 40 70 90 46

Merlin Gerin
Square D
Telemecanique